Exhibit  99.1

March 30, 2012

Mr. Rene J. Robichaud
Chief Executive Officer
Layne Christensen
1900 Shawnee Mission Parkway
Mission Woods, Kansas 66205

Re:	Evaluation Summary
Layne Energy, Inc. Interests
Cherokee Basin
Proved Reserves
As of February 1, 2012

Dear Mr. Robichaud:

As requested, we are submitting our estimates of proved reserves and our forecast of the resulting economics attributable to the captioned interests in various properties located in the Cherokee Basin of Kansas. We completed our evaluation on March 30, 2012.  It is our understanding that the proved reserves estimated in this report constitute 100 percent of proved reserves owned by Layne Energy, Inc.

Composite reserve estimates and economic forecasts for the proved reserves are presented in the attached tables and summarized as follows:

	Proved Developed Producing Reserves	Proved Developed Non-Producing Reserves	Proved Undeveloped Reserves	Total Proved Reserves
Net Reserves Oil/Condensate - Mbbls Gas - MMcf	66.4 18,895.8	0.0 0.0	0.0 3,171.4	66.4 22,067.2

Net Revenue Oil/Condensate - M$ Gas - M$	5,397.4 72,231.5	0.0 0.0	0.0 12,123.0	5,397.4 84,354.5

Net Severance & Ad Valorem Taxes - M$	1,802.6	0.0	446.1	2,248.8

Net Operating Expenses - M$	29,343.6	0.0	2,560.5	31,904.2
Net Gathering Expenses - M$	5,513.9	0.0	933.2	6,447.1

Net Investments - M$	0.0	0.0	5,848.0	5,848.0

Future Net Cash Flow - M$	40,968.7	0.0	2,335.1	43,303.8

Discounted @ 10% - M$	31,081.2	0.0	246.9	31,328.1

The discounted  value  shown  above  should  not  be  construed  to represent  an  estimate of  the fair market value by Cawley, Gillespie & Associates, Inc.

Evaluation Summary
March 30, 2012

The prices were forecast in accordance with Securities and Exchange Commission guidelines using average 12-month prices of $3.871 per MMBtu (Southern Star) and $96.81 per barrel (WTI Cushing), adjusted for an oil basis differential of -$15.51 per barrel.  The gas price was corrected for a heating value of 0.988 MMBtu per Mcf.  The adjusted average product prices over the life of the properties are $3.823 per Mcf of gas and $81.30 per barrel of oil.

As directed, gross lease operating expenses of $497 per month were applied for all properties.  Net gathering fees were forecast as $0.24 per Mcf.  These fees are shown in the “Other Deductions” column in the attached tables.  Gas shrinkage was forecast as a deduction of 9.89% of the net gas volumes.  Severance taxes were forecast as 2.4% of net gas revenue and 1.28% of net oil revenue.  Operating expenses and capital costs were not escalated.  The cost of plugging and the salvage value of equipment have not been considered.

The proved reserve classifications conform to the criteria of the Securities and Exchange Commission.  The estimates of reserves in this report have been prepared in accordance with the definitions and disclosure guidelines set forth in the U.S. Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register. The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein.  The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered.  An on-site inspection of these properties has not been made nor have wells been tested by Cawley, Gillespie & Associates, Inc.  Possible environmental liability related to the properties has not been investigated nor considered.

The reserves were estimated using a combination of the production performance, volumetric and analogy methods, in each case as we considered necessary to establish the conclusions set forth herein.  All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions.  It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amount.

The reserve estimates were based on interpretations of factual data furnished by Layne Energy.  To some extent information from public records has been used to check and/or supplement these data. Ownership interests and payout balances were supplied by Layne Energy and were accepted as furnished.  The basic engineering and geological data were utilized subject to third party reservations and qualifications.  Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

Evaluation Summary
March 30, 2012

Our workpapers and related data are available for inspection and review by authorized parties.

Respectfully submitted,

CAWLEY, GILLESPIE & ASSOCIATES, INC.

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